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                             [Omnicare Letterhead]


Omnicare                                                            News Release
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              Omnicare Commences $3.50 per Share Cash Tender Offer
                            for NCS HealthCare, Inc.

COVINGTON, Ky., August 8, 2002 - Omnicare, Inc. (NYSE: OCR), a leading provider of pharmaceutical care for the elderly, today announced that it has commenced a cash tender offer for all of the outstanding shares of Class A and Class B common stock of NCS HealthCare, Inc. (NCSS.OB) for $3.50 per share. The offer price represents nearly five times the value of NCS's closing stock price of $0.74 on July 26, 2002, the last trading day before Omnicare announced its acquisition proposal and before NCS announced its proposed transaction with Genesis Health Ventures, Inc. (NASDAQ: GHVI). Following completion of the tender offer, Omnicare intends to consummate a second-step merger in which all remaining NCS stockholders will receive the same cash price paid in the tender offer.

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time on September 5, 2002, unless extended.

The tender offer is subject to typical tender conditions and customary regulatory approvals. The tender offer is not conditioned upon financing. Omnicare has sufficient cash on hand and borrowing capacity to fund its offer for all of the outstanding shares of NCS.

Based on the latest publicly available information, NCS has approximately 24.6 million shares outstanding on a fully diluted basis, giving Omnicare's proposal a total equity value of approximately $86 million. In addition, NCS has total outstanding debt of approximately $308 million, making the total value of the transaction approximately $394 million. The acquisition is expected to be accretive to Omnicare's earnings per share.

Joel F. Gemunder, president and chief executive officer of Omnicare, said, "We have been forced to take our offer directly to NCS stockholders after continued refusals by NCS to consider seriously Omnicare's offer to acquire the company. We believe that the stockholders should have the option to choose a transaction providing them with the greatest value. Omnicare's offer will deliver more than two times the value of the Genesis offer to the NCS stockholders."

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On July 26, 2002, Omnicare made an offer to NCS to acquire all the outstanding shares of NCS for $3.00 per share in cash. Omnicare made its offer public on July 29 after receiving no response from NCS or its advisors. Later on July 29, NCS announced that it had entered into an agreement to be acquired by Genesis Health Ventures despite the fact that the Genesis transaction offered NCS stockholders approximately half the value of Omnicare's offer.

On August 1, Omnicare announced its intention to raise its offer to $3.50 per share and also filed a lawsuit in Delaware Chancery Court to set aside the merger agreement between Genesis Health Ventures and NCS and certain related voting agreements.

Dewey Ballantine LLP is acting as legal counsel to Omnicare and Merrill Lynch is acting as financial advisor. Innisfree M&A Incorporated is acting as Information Agent.

About the Company

Omnicare, based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly. Omnicare serves approximately 738,000 residents in long-term care facilities in 45 states, making it the nation's largest provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers. Omnicare also provides clinical research services for the pharmaceutical and biotechnology industries in 28 countries worldwide. For more information, visit the company's Web site at http://www.omnicare.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made only through an offer to purchase and related letter of transmittal. Investors and security holders are strongly advised to read the tender offer statement of Omnicare because it contains important information. The tender offer statement has been filed by Omnicare with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of these statements (when available) and other relevant documents on the SEC's Web site at: http://www.sec.gov. The tender offer statement and related materials may also be obtained for free by directing such requests to Omnicare at (859) 392-3331.



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Statements in this press release concerning Omnicare's intention to consummate a merger involving NCS; Omnicare's ability to finance the tender offer; the impact of the acquisition on Omnicare; the relative value of Omnicare's offer; together with other statements that are not historical, are forward-looking statements that are estimates reflecting the best judgment of Omnicare based on currently available information. Such forward-looking statements involve actual known and unknown risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of Omnicare, include overall economic, financial and business conditions; trends for the continued growth of the businesses of Omnicare; the ability to implement productivity, consolidation and cost reduction efforts and to realize anticipated benefits; the impact and pace of pharmaceutical price increases; delays in reimbursement by the government and other payors to customers and Omnicare; the overall financial condition of Omnicare's customers; Omnicare's ability to assess and react to the financial condition of its customers; the impact of seasonality on the business of Omnicare; the ability of vendors to continue to provide products and services to Omnicare; the continued successful integration of Omnicare's clinical research business and acquired companies, including NCS, and the ability to realize anticipated economies of scale and cost synergies; pricing and other competitive factors in the industry; the effect of new government regulations, executive orders and/or legislative initiatives, including those relating to reimbursement and drug pricing policies and changes in the interpretation and application of such policies; government budgetary pressures and shifting priorities; efforts by payors to control costs; the outcome of litigation; the failure of Omnicare to obtain or maintain required regulatory approvals or licenses; loss or delay of contracts pertaining to Omnicare's contract research organization business for regulatory or other reasons; the ability of clinical research projects to produce revenues in future periods; the ability to attract and retain needed management; the impact and pace of technological advances; the ability to obtain or maintain rights to data, technology and other intellectual property; the impact of consolidation in the pharmaceutical and long-term care industries; volatility in the market for Omnicare's stock, the stock of Genesis Health Ventures, the stock of NCS and in the financial markets generally; access to capital and financing; the demand for Omnicare's products and services; variations in costs or expenses; the continued availability of suitable acquisition candidates; changes in tax law and regulation; changes in accounting rules and standards; and other risks and uncertainties described in Omnicare's reports and filings with the Securities and Exchange Commission.

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Contacts:

Cheryl D. Hodges                          Joele Frank / Andy Brimmer
Omnicare, Inc.                            Joele Frank, Wilkinson Brimmer Katcher
(859) 392-3331                            (212) 355-4449, ext. 121